07027884

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Donna L. Ornstein
DIRECT LINE 604.643.6478
DIRECT FAX 604.605.3768
E-MAIL dornstein@davis.ca

FILE NUMBER 67952-00001

November 1, 2007

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

DAVIS LLP
Per:

Donna L. Ornstein
Paralegal
DLO/ct
Encs.

Date: November 1, 2007 Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

		Document Name or Information	Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	October 2, 2007 October 19, 2007
(g)	Form 51-102F3, Material Change Report	October 29, 2007
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A

(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A

(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	**Date Filed**
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	October 2, 2007 October 19, 2007
(f)	Form 51-102F3, Material Change Report	October 29, 2007
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A

(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	N/A
	(i) Promotional Investor Relations and Market-Making Activities	
	(ii) Dividend/Distribution Declaration	
	(iii) Private Placement	
	(iv) Warrant Amendments	
	(v) Shares for Debt	
	(vi) Short Form Offering	
	(vii) Acquisitions/Dispositions	
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	
	(ix) Name Change without Consolidation or Split	
	(x) Name Change and Consolidation/Split	
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-13** **October 2, 2007**

Paragon and Crosshair Outline Additional Gold Mineralization at Golden Promise
- Assays up to 10.14 g/t gold over 1.40 metres -

Paragon Minerals Corporation (PGR.TSX-V) is pleased to provide an update on its partner-funded, Phase 3 drill program at the Golden Promise Project in central Newfoundland. The drill program continues to outline high-grade gold mineralization at the Jaclyn Main Zone, a significant gold-bearing quartz vein system on the Golden Promise property. The Jaclyn Main Zone is now defined over a strike length of 750 metres and vertical depth of 270 metres. The gold-bearing vein system remains open along strike and to depth.

Fifteen drill holes (2,614 metres) of a 23-drillhole program (3,750 metres) on the Jaclyn Main Zone and Jaclyn North Zone have now been completed. The program includes infill drilling and testing the down plunge extensions of mineralization on the Jaclyn Main Zone and step-out drilling on the Jaclyn North Zone. ***Significant results include 10.14 g/t gold over 1.40 metres including 35.3 g/t gold over 0.40 metres*** at the Jaclyn Main Zone (GP07-90) and **11.3 g/t gold over 0.30 metres** at the Jaclyn North Zone (GP07-76).

The Golden Promise Project is being explored under the terms of an option agreement between Paragon and Crosshair Exploration & Mining Ltd. (CXZ:AMEX; CXX.TSX-V), whereby Crosshair can earn a 60% interest in the project by spending $4.0 million over four years.

Jaclyn Main Zone

Eleven drill holes, totalling 1,824 metres were completed on the Jaclyn Main Zone. Three holes (GP07-80 to GP07-82) tested the eastern extent of the Main Zone to a vertical depth of 270 metres below surface, six drill holes (GP07-83 through GP07-87 and GP07-89 to 90) evaluated the near-surface central portions of the vein zone and one drill hole (GP07-88) successfully tested down plunge of higher grade mineralization in the western part of the zone. The drilling continues to intersect quartz veining in all drill holes with ***nine of the eleven holes containing visible gold***. Significant assays results for the Jaclyn Main Zone include:

GP07-83: **6.51 g/t gold over 1.40 metres including 14.94 g/t gold over 0.45 metres;**
GP07-84: 4.02 g/t gold over 1.30 metres including 7.12 g/t gold over 0.40 metres;
GP07-85: **7.23 g/t gold over 0.80 metres including 12.81 g/t gold over 0.40 metres;**
GP07-86: 2.84 g/t gold over 0.60 metres;
GP07-87: 1.63 g/t gold over 0.80 metres and 1.40 g/t gold over 0.85 metres;
GP07-88: **4.37 g/t gold over 1.45 metres including 20.89 g/t gold over 0.30 metres;**
GP07-89: 4.33 g/t gold over 1.05 metres including 9.07 g/t gold over 0.50 metres;
GP07-90: **10.14 g/t gold over 1.40 metres** and a second interval of **6.35 g/t gold over 1.35 metres.**

Jaclyn North Zone

Four drill holes, totalling 790 metres (GP07-76 to GP07-79) have extended the multiple quartz vein system that characterizes the Jaclyn North Zone by 100 metres along strike and to a depth of 175 metres. ***The zone now extends over 250 metres and is open in all directions.*** The two significant zones of quartz veining, the Upper and Middle Sub-zones are intersected in all drill holes. Visible gold was observed in one drill hole (GP07-76) and assayed 11.28 g/t gold over 0.30 metres within a broader zone assaying 2.63 g/t gold over 1.30 metres. Assays results for the Jaclyn North Zone include:

GP07-76: 2.63 g/t gold over 1.30 metres, including 11.28 g/t gold over 0.30 metres;
GP07-77: 0.54 g/t gold over 2.15 metres;
GP07-78: 1.13 g/t gold over 0.40 metres; and
GP07-79: 0.11 g/t gold over 0.30 metres.

"These results continue to demonstrate the continuity and distribution of gold within the Jaclyn Main Zone and the Phase 3 drill program represents another step toward building a NI43-101 compliant resource estimate on the Jaclyn Vein system" said Michael Vande Guchte, Paragon President and CEO. "Drilling at Jaclyn North continues to outline additional zones of gold mineralization to the immediate north of the Jaclyn Zone that may develop into significant gold-bearing structures that will contribute to the overall Jaclyn gold resource".

Paragon and partner Crosshair will review the initial results from the Phase 3 drill program. Additional drilling is anticipated to resume in November 2007. Drill results and maps of the program are available on the Company website at http://www.paragonminerals.com/s/GoldenPromise.asp

---

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on base and precious metal exploration in the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

"Michael Vande Guchte"

President & CEO

Qualified Person and Assay Procedures - The Golden Promise Project work is being carried out by David Mullen, Consulting Geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo. All drill holes were NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. Blanks and gold standards were inserted into the sample stream once every 20 samples. ALS Chemex in North Vancouver, BC completed multi-element analyses and gold check assays on sample pulps. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed. Check assays have been received for assays up to and including those from drillhole GP07-82 and show acceptable correlation with the Eastern Analytical results. Check assays from holes GP07-83 to GP07-90 are pending.

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

For further information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.877.533.6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-14 October 19, 2007**

Paragon Intersects 14.6 metres of 9.46% Zinc, 2.13% Lead, 0.81% Copper, 73.4 g/t Silver and 1.85 g/t Gold at South Tally Pond Project

- *Precious Metal-Rich Massive Sulphides outlined over 200 metres* -

Paragon Minerals Corporation (TSX.V-PGR) is pleased to report that it has intersected precious metal-rich massive sulphide mineralization in all three drill holes completed to date at the Lemarchant copper-zinc prospect located in central Newfoundland, 20 kilometres southwest of Teck-Cominco Limited's Duck Pond copper-zinc mine. A fourth drill hole is in progress and represents a further 100-metre northerly step-out of this drill program.

The first three drill holes (LM07-13, 14 and 15), spaced 100 metres apart, have intersected massive to semi-massive polymetallic sulphide mineralization over widths of up to 14.6 metres. The zinc-lead-copper-silver-gold mineralization is located within the top portion of the Upper Lemarchant Felsic Block. The massive sulphide mineralization shows an increase in thickness to the north and locally replaces massive barite intervals intersected in drillholes LM07-14 and LM07-15. The massive to semi-massive sulphide plus barite intervals are underlain by intensely altered felsic volcanic rocks containing stringer and disseminated sulphides including pyrite, sphalerite and chalcopyrite over thicknesses up to 67 metres. The mineralization is open along strike and interpreted to be open to depth along the Lower Lemarchant Felsic Block. ***Drilling to date has outlined base metal massive sulphide mineralization over a 200 metre strike length.***

Significant available assay results to date include:

Hole	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LM07-13	164.50	200.70	36.20	1.46	0.02	0.33	7.00	0.20
	including							
	164.50	**169.55**	**5.05**	**7.49**	**0.07**	**0.77**	**40.29**	**1.21**
	164.50	**167.30**	**2.80**	**10.86**	**0.11**	**0.92**	**63.43**	**2.02**
	165.20	169.55	4.35	8.69	0.08	0.89	42.48	0.40
	175.00	176.50	1.50	4.96	0.11	0.04	4.87	0.05
	184.70	186.00	1.30	4.04	0.03	2.39	11.73	0.01
LM07-14	203.10	220.60	17.50	3.39	1.08	0.51	25.62	0.52
	including							
	204.30	**216.30**	**12.00**	**4.24**	**1.39**	**0.68**	**31.87**	**0.54**
	203.50	**208.90**	**5.40**	**5.26**	**1.52**	**1.06**	**92.56**	**0.85**
LM07-15	**219.00**	**233.60**	**14.60**	**9.46**	**2.13**	**0.81**	**73.44**	**1.85**
	including							
	221.60	**224.80**	**3.20**	**1.41**	**0.63**	**0.73**	**223.58**	**6.65**
	224.80	**227.80**	**3.00**	**18.52**	**3.87**	**0.36**	**32.41**	**0.61**
	224.80	**233.60**	**8.80**	**14.79**	**3.14**	**1.04**	**34.18**	**0.58**
	230.50	**233.60**	**3.10**	**23.02**	**4.90**	**2.30**	**54.64**	**0.65**

(Notes: Hole LM07-13 reported on previously; Reported core length intervals are interpreted to be near true thickness)

"We see all the elements of a typical volcanic-associated base metal deposit at South Tally Pond" said Mike Vande Guchte, President & CEO of Paragon Minerals Corporation "We have intersected significant precious metal–rich

sulphide mineralization in our first three drillholes and the mineralization appears to be improving in both grade and thickness as we go to the north. We are extremely excited about this new discovery of economically significant grade massive sulphides and the synergies presented with the project's proximity to Duck Pond and existing infrastructure".

The South Tally Pond Project is located in the same volcanic belt and has strong similarities to the rocks that host the Teck-Cominco's Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold). The region is also host to the world-class Buchans Mining Camp which produced 16.2 Mt of ore at an average grade of 14.5% zinc, 7.6% lead 1.3% copper 126 g/t silver and 1.37 g/t gold. Paragon has a significant land position, including the South Tally Pond Project and recently staked claims, covering 32,450 hectares immediately southwest of the Duck Pond Mine. The South Tally Pond project is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in the property.

Results and maps will be available on the Company website at http://www.paragonminerals.com

---

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange and is focused on gold and base-metal exploration in the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

Michael J. Vande Guchte

President & CEO

Qualified Person - *Work on Paragon's base metal projects is supervised by Qualified Person David Copeland, M.Sc., P.Geo. Historical information contained herein was obtained from reports filed with the Government of Newfoundland & Labrador. Samples were analysed for Au (1 assay ton), Ag, Cu, Pb and Zn at Eastern analytical labs in Springdale, NL from sawn NQ-sized half core sections. Sample pulps were shipped to ALS Chemex in North Vancouver, BC for analysis for 27-element ICP analysis on all samples and check assays of significant base and precious metal bearing samples. Data quality is monitored through the insertion of control samples comprising one prepared base and precious metal standard and one blank sample for every 20 samples of natural diamond drill core. Check assays are currently pending for drill holes LM07-13, 14 and 15 and will be reported in a subsequent news release. All control samples conformed to the accepted contained grades of base and precious metals. The reported core length intervals are interpreted to be near to the true width of the intervals.*

Forward-Looking Statements – *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration program, results and activities. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver, BC CANADA V6C 2V6

Exemption No.: 82-35102

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Paragon Minerals Corporation ("Paragon")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

October 19, 2007

ITEM 3 - NEWS RELEASE

The press release was issued October 19, 2007 over Marketwire.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Paragon Intersects 14.6 metres of 9.46% Zinc, 2.13% Lead, 0.81% Copper, 73.4 g/t silver and 1.85 g/t Gold at South Tally Pond Project

ITEM 5.1 - FULL DESCRIPTION OF MATERIAL CHANGE

Paragon reports that it has intersected precious metal-rich massive sulphide mineralization in all three drill holes completed to date at the Lemarchant copper-zinc prospect located in central Newfoundland, 20 kilometres southwest of Teck-Cominco Limited's Duck Pond copper-zinc mine. A fourth drill hole is in progress and represents a further 100-metre northerly step-out of this drill program.

ITEM 5.2 – DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not Applicable

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NI 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

Michael Vande Guchte, President (business number: (604) 629-2353) is the officer of Paragon knowledgeable about the details of this material change.

ITEM 9 – DATE OF REPORT

October 29, 2007

NEWS RELEASE

PARAGON

MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-14 October 19, 2007**

Paragon Intersects 14.6 metres of 9.46% Zinc, 2.13% Lead, 0.81% Copper, 73.4 g/t Silver and 1.85 g/t Gold at South Tally Pond Project

- Precious Metal-Rich Massive Sulphides outlined over 200 metres -

Paragon Minerals Corporation (TSX.V-PGR) is pleased to report that it has intersected precious metal-rich massive sulphide mineralization in all three drill holes completed to date at the Lemarchant copper-zinc prospect located in central Newfoundland, 20 kilometres southwest of Teck-Cominco Limited's Duck Pond copper-zinc mine. A fourth drill hole is in progress and represents a further 100-metre northerly step-out of this drill program.

The first three drill holes (LM07-13, 14 and 15), spaced 100 metres apart, have intersected massive to semi-massive polymetallic sulphide mineralization over widths of up to 14.6 metres. The zinc-lead-copper-silver-gold mineralization is located within the top portion of the Upper Lemarchant Felsic Block. The massive sulphide mineralization shows an increase in thickness to the north and locally replaces massive barite intervals intersected in drillholes LM07-14 and LM07-15. The massive to semi-massive sulphide plus barite intervals are underlain by intensely altered felsic volcanic rocks containing stringer and disseminated sulphides including pyrite, sphalerite and chalcopyrite over thicknesses up to 67 metres. The mineralization is open along strike and interpreted to be open to depth along the Lower Lemarchant Felsic Block. ***Drilling to date has outlined base metal massive sulphide mineralization over a 200 metre strike length.***

Significant available assay results to date include:

Hole	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LM07-13	164.50	200.70	36.20	1.46	0.02	0.33	7.00	0.20
	including							
	164.50	**169.55**	**5.05**	**7.49**	**0.07**	**0.77**	**40.29**	**1.21**
	164.50	**167.30**	**2.80**	**10.86**	**0.11**	**0.92**	**63.43**	**2.02**
	165.20	169.55	4.35	8.69	0.08	0.89	42.48	0.40
	175.00	176.50	1.50	4.96	0.11	0.04	4.87	0.05
	184.70	186.00	1.30	4.04	0.03	2.39	11.73	0.01
LM07-14	203.10	220.60	17.50	3.39	1.08	0.51	25.62	0.52
	including							
	204.30	**216.30**	**12.00**	**4.24**	**1.39**	**0.68**	**31.87**	**0.54**
	203.50	**208.90**	**5.40**	**5.26**	**1.52**	**1.06**	**92.56**	**0.85**
LM07-15	**219.00**	**233.60**	**14.60**	**9.46**	**2.13**	**0.81**	**73.44**	**1.85**
	including							
	221.60	**224.80**	**3.20**	**1.41**	**0.63**	**0.73**	**223.58**	**6.65**
	224.80	**227.80**	**3.00**	**18.52**	**3.87**	**0.36**	**32.41**	**0.61**
	224.80	**233.60**	**8.80**	**14.79**	**3.14**	**1.04**	**34.18**	**0.58**
	230.50	**233.60**	**3.10**	**23.02**	**4.90**	**2.30**	**54.64**	**0.65**

(Notes: Hole LM07-13 reported on previously; Reported core length intervals are interpreted to be near true thickness)

"We see all the elements of a typical volcanic-associated base metal deposit at South Tally Pond" said Mike Vande Guchte, President & CEO of Paragon Minerals Corporation "We have intersected significant precious metal–rich

sulphide mineralization in our first three drillholes and the mineralization appears to be improving in both grade and thickness as we go to the north. We are extremely excited about this new discovery of economically significant grade massive sulphides and the synergies presented with the project's proximity to Duck Pond and existing infrastructure".

The South Tally Pond Project is located in the same volcanic belt and has strong similarities to the rocks that host the Teck-Cominco's Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold). The region is also host to the world-class Buchans Mining Camp which produced 16.2 Mt of ore at an average grade of 14.5% zinc, 7.6% lead 1.3% copper 126 g/t silver and 1.37 g/t gold. Paragon has a significant land position, including the South Tally Pond Project and recently staked claims, covering 32,450 hectares immediately southwest of the Duck Pond Mine. The South Tally Pond project is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in the property.

Results and maps will be available on the Company website at http://www.paragonminerals.com

---

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange and is focused on gold and base-metal exploration in the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

Michael J. Vande Guchte

President & CEO

Qualified Person - *Work on Paragon's base metal projects is supervised by Qualified Person David Copeland, M.Sc., P.Geo. Historical information contained herein was obtained from reports filed with the Government of Newfoundland & Labrador. Samples were analysed for Au (1 assay ton), Ag, Cu, Pb and Zn at Eastern analytical labs in Springdale, NL from sawn NQ-sized half core sections. Sample pulps were shipped to ALS Chemex in North Vancouver, BC for analysis for 27-element ICP analysis on all samples and check assays of significant base and precious metal bearing samples. Data quality is monitored through the insertion of control samples comprising one prepared base and precious metal standard and one blank sample for every 20 samples of natural diamond drill core. Check assays are currently pending for drill holes LM07-13, 14 and 15 and will be reported in a subsequent news release. All control samples conformed to the accepted contained grades of base and precious metals. The reported core length intervals are interpreted to be near to the true width of the intervals.*

Forward-Looking Statements – *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration program, results and activities. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver, BC CANADA V6C 2V6

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Company Name	Date of Filing	Document Type	File Format	File Size
Paragon Minerals Corporation				
	Oct 29 2007	Material change report - English	PDF	31 K
	Oct 19 2007	News release - English	PDF	27 K
	Oct 2 2007	News release - English	PDF	30 K
	Sep 18 2007	News release - English	PDF	35 K
	Sep 13 2007	News release - English	PDF	30 K
	Aug 30 2007	Letter concerning the addition of a recipient agency	PDF	35 K
	Aug 30 2007	Letter concerning the addition of a recipient agency	PDF	35 K
	Aug 30 2007	Letter concerning the addition of a recipient agency	PDF	35 K
	Aug 29 2007	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	5 K
	Aug 29 2007	Form 52-109F2 - Certification of Interim Filings - CFO	PDF	5 K
	Aug 29 2007	MD&A - English	PDF	85 K
	Aug 29 2007	Interim financial statements - English	PDF	91 K
	Aug 23 2007	News release - English	PDF	32 K
	Aug 23 2007	News release - English	PDF	32 K
	Jul 30 2007	News release - English	PDF	39 K
	Jul 3 2007	Other	PDF	11 K
	Jun 19 2007	News release - English	PDF	30 K
	May 30 2007	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	10 K
	May 30 2007	Form 52-109F2 - Certification of Interim Filings - CFO	PDF	10 K
	May 30 2007	MD&A - English	PDF	75 K
	May 30 2007	Interim financial statements - English	PDF	93 K
	May 22 2007	News release - English	PDF	37 K
	Mar 26 2007	News release - English	PDF	21 K
	Mar 8 2007	Material change report - English	PDF	9 K

END